[redacted]

-0123
1, 1998
den
. 12.00

02003652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 385

SEC FILE NUMBER
8-44713

FU 3/4/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SAMCO Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 N. Central Avenue Ste. 102
(No. and Street)

Phoenix	Arizona	85012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST ~~EARNST~~ & YOUNG, LLP
(Name — if individual, state last, first, middle name)

2121 SAN JACINCTO STREET, SUITE 1500, DALLAS, TEXAS 75201
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL
P

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB 3/26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Al Yee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Financial Services, Inc., as of February 22, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Kristy Davenport
Notary Public
My commission expires Aug 14, 2003

OFFICIAL SEAL
KRISTY DAVENPORT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Aug. 14, 2003

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO Financial Services, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2001

Contents

0202-0274258

ERNST & YOUNG LLP

Suite 1100
201 Main Street
Fort Worth, Texas 76102-3161

Phone: 817 335 1900
Fax Numbers–
Audit: 817 348 6003
Tax: 817 348 6024

Report of Independent Auditors

Board of Directors
SAMCO Financial Services, Inc.

We have audited the accompanying statement of financial condition of SAMCO Financial Services, Inc. (formerly Yee, Desmond, Schroeder & Allen, Inc.) (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2002

SAMCO Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 194,729
Investments	30,030
Due from clearing broker	46,678
Deposit with clearing broker	72,433
Fixed assets, net of accumulated depreciation of $260,844	7,113
Other assets	91,507
Total assets	$ 442,490
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	$ 99,261
Due to affiliates	39,396
Accounts payable	125,281
	263,938
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized, 100 issued and outstanding	136,000
Additional paid-in capital	492,223
Accumulated deficit	(449,671)
Total stockholder's equity	178,552
Total liabilities and stockholder's equity	$ 442,490

See accompanying notes.

SAMCO Financial Services, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues:	
Commissions	$ 1,988,108
Net investment gains	339,679
Interest	69,158
	2,396,945
Expenses:	
Clearing fees and commissions	2,100,934
Regulatory fees	72,098
Salaries	286,999
Occupancy and depreciation	142,623
Communications	51,804
General and administrative	185,754
	2,840,212
Net loss	$ (443,267)

See accompanying notes.

SAMCO Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	$ 136,000	$ 392,223	$ (6,404)	$ 521,819
Contributions	–	100,000	–	100,000
Net loss	–	–	(443,267)	(443,267)
Balance at December 31, 2001	$ 136,000	$ 492,223	$ (449,671)	$ 178,552

See accompanying notes.

SAMCO Financial Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating Activities	
Net loss	$ (443,267)
Depreciation	40,216
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in investments	5,120
Decrease in due from clearing broker	3,317
Decrease in deposit with clearing broker	231,272
Decrease in other assets	15,300
Increase in commissions payable	77,220
Decrease in due to affiliates	(93,547)
Increase in accounts payable	120,939
Net cash used in operating activities	(43,430)
Investing Activities	
Sale of equipment	105,797
Purchase of equipment	(1,796)
Net cash provided by investing activities	104,001
Financing Activity	
Contributions	100,000
Cash provided by financing activity	100,000
Net change in cash	160,571
Cash at beginning of year	34,158
Cash at the end of the year	$ 194,729
Taxes paid during the year	$ 6,093

See accompanying notes.

SAMCO Financial Services, Inc.

Notes to Financial Statements

Year ended December 31, 2001

1. Nature of Operations

SAMCO Financial Services, Inc. (formerly Yee, Desmond, Schroeder & Allen, Inc.) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Arizona corporation that is a wholly owned subsidiary of SAMCO Holdings, Inc. (Parent).

During the year, the Company was engaged in multiple lines of business including proprietary equity trading, market making and as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions and advisory services. During August of 2001 the Company discontinued its proprietary equity trading and market making.

The Company clears all of its transactions through Penson Financial Services (Penson), which is affiliated to the Company by way of common ownership.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis, which approximates trade date.

Securities traded on a national exchange (including NASDAQ) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Cash Equivalents

The Company considers cash equivalents highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Due from Clearing Broker

Due from clearing broker relates to commissions earned from securities transactions that have not yet been paid by the clearing broker. All amounts are due from the Company's clearing broker.

Commissions

Commissions and related clearing fees are recorded on a trade date basis as securities transactions occur.

Income Tax

The Company has elected to be treated as a C corporation under the applicable provisions of the federal and state tax laws. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax affects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Fixed Assets

Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Securities owned consists of an equity investment made in the NASDAQ. The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers. The Company carries the investment at cost, which approximates fair value.

4. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with whom it conducts business.

5. Transactions with Related Parties

During the year ended December 31, 2001, clearing fees paid to Penson totaled $263,701. This amount is included in clearing fees and commissions on the statement of operations.

Due to affiliates represents approximately $27,000 due to Penson Financial Services for the purchase of fixed assets in 2000 and approximately $12,000 due to Service Asset Management Company for expenses paid on behalf of the Company. The Company sold equipment to Service Asset Management Company (SAMCO) during 2001, at net book value of $105,797.

6. Income Taxes

The Company has taken a full valuation allowance against any deferred tax asset.

7. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2001, the Company contributed approximately $12,000 to the Plan.

8. Commitments and Contingencies

Leases

The Company conducts operations from leased office facilities. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases; thus it is anticipated that future minimum lease commitments will not be less than the amount shown for the year ended December 31, 2001.

At December 31, 2001, approximate minimum rental commitments under all non-cancelable leases having terms in excess of one year are as follows:

2002	$ 127,193
2003	109,528
	$ 236,721

Rental expenses for the year ended December 31, 2001, were $102,407.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $50,752, which was $752 in excess of its required net capital of $50,000. The Company handled no customer securities or accounts during the year ended December 31, 2001, and accordingly is not subject to the requirements under SEC rule 15c3-3.

Subject to SEC restrictions on distribution to shareholders, distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors; no distributions were made during the year ended December 31, 2001.

Supplementary Information

SAMCO Financial Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net Capital	
Total stockholder's equity	$ 178,552
Deductions and/or charges:	
Furniture and equipment	7,113
Other assets	90,507
Net capital before haircuts (tentative net capital)	$ 80,932
Haircuts on securities	
Equities	30,180
Net capital	$ 50,752
Computation of Basic Net Capital Requirement	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 17,394
Minimum dollar net capital requirement of reporting broker-dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 752
Excess net capital at 1000% (Net capital minus 10% of total aggregate indebtedness)	$ 24,661
Ratio: Aggregate indebtedness to net capital	5.1:1
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	71,827
Net audit adjustments	(21,102)
Net capital per above	$ 50,752

ERNST & YOUNG LLP

Suite 1100
201 Main Street
Fort Worth, Texas 76102-3161

Phone: 817 335 1900
Fax Numbers–
Audit: 817 348 6003
Tax: 817 348 6024

Supplementary Report of Independent Auditors on Internal Control

Board of Directors
SAMCO Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SAMCO Financial Services, Inc. (formerly Yee, Desmond, Schroeder & Allen, Inc.) (the Company), a wholly owned subsidiary of SAMCO Holdings Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United

States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operations, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's criteria.

This report is intended solely for the use of the Board of Directors, management, the Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

Dallas, Texas
February 19, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
SAMCO Financial Services, Inc.
(formerly Yee, Desmond, Schroeder & Allen, Inc.)
Year ended December 31, 2001